FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 30, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 1, 2004.
2.	Press release dated July 6, 2004.
3.	Press release dated July 7, 2004.
4.	Press release dated July 13, 2004.
5.	Press release dated July 14, 2004.
6.	Press release dated July 19, 2004.
7.	Press release dated July 26, 2004.
8.	Press release dated July 27, 2004.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 30, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM AND APLIX TO DELIVER BEST-IN-CLASS JAVA SOLUTIONS

FOR WIRELESS DEVICES

TOKYO, JAPAN, AND CAMBRIDGE, UK – July 1, 2004 – Aplix Corporation, a global leader in deploying Java technology in mobile phones, and ARM [(LSE:ARM); (Nasdaq:ARMHY)] announced today a technical and marketing agreement under which the companies are working together to improve Java performance in next-generation, ARM Powered® wireless devices.

Aplix has ported its JBlend technology, a platform for deploying Java applications and services in mobile phones, to the ARM® RealView® Versatile Platform, which includes the ARM Jazelle® Java acceleration hardware as well as the PowerVR MBX graphics acceleration solution from Imagination Technologies. Aplix's collaboration with ARM enables it to offer designers a solution that exploits the performance potential offered by the Jazelle technology.

Maximising the performance of the Java platform will vastly improve the experience of consumers using mobile devices for popular Java-based applications such as 2D and 3D games. The integrated technologies will also create a platform capable of supporting the next generation of Java-based applications such as Web services, location based services and video streaming.

“Consumers are demanding a wider array of rich content and applications from their mobile devices while service providers continue to deliver new applications that will bring value to their customers,” said Ryu Koriyama, CEO of Aplix. “Partnering with ARM will enable us to ease the transition for wireless device manufacturers seeking to meet the demands of consumers and service providers.”

“We have witnessed explosive growth in the deployment of mobile Java applications. The continued evolution of mobile Java applications will require that developers have a firm foundation upon which to build their applications,” said Mary Inglis, Director, OS &

Alliances, ARM. "Our work with Aplix has resulted in a fully integrated platform that will shorten the time-to-market of next-generation Java platforms."

About Aplix

Aplix Corporation is the global leader in deploying Java technology in mobile phones, and was first-to-market with a Jazelle enabled mobile phone. The company's JBlend technology has been licensed by 13 handset manufacturers and deployed in mobile phones offered by wireless operators around the world. In its domestic market of Japan, JBlend technology is used in all Vodafone K.K. and KDDI Java-enabled handsets and ships in Java-enabled handsets by Sharp and Sony Ericsson Mobile Communications for NTT DoCoMo. Aplix has leveraged this domestic success to create significant international business, seeing its JBlend technology successfully deployed by Motorola in the US and Alcatel in Europe. In the overseas market, JBlend technology is incorporated in handsets from 15 different wireless operators including Vodafone in Europe, and Sprint PCS in the US. Aplix was first established in 1986 and has been a Sun Java licensee since 1996. The company is headquartered in Tokyo with subsidiary operations in San Francisco and Munich. For more information: Aplix Corporation: www.aplixcorp.com

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, RealView, ARM Powered and Jazelle are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

PRESS CONTACT

Akiko Sharp Doi
Aplix Corporation
Email: pr@aplixcorp.com
Phone: 415.558.8800

Matthew Rodriguez
Text 100 for ARM
Email: mrodriguez@text100.com
Phone: 415.593.8479

Item 2

ATHEROS COMMUNICATIONS LICENSES CORES FROM ARM FOR
WIRELESS NETWORKS

ARM microprocessors improve chip set efficiency and accelerate Java applications

SUNNYVALE, Calif., AND CAMBRIDGE, UK – July 6, 2004 – Atheros Communications, Inc. (Nasdaq: ATHR), a leading developer of advanced wireless LAN (WLAN) chipsets, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, announced today that Atheros has licensed the ARM926EJ-S™ processor and the ARM946E-S™ processor. The ARM946E-S microprocessor core’s flexible memory system enables hardware to be tailored to an embedded application to improve the overall efficiency of a chip set and the Jazelle® technology-enabled ARM926EJ-S microprocessor core accelerates the speed of Java applications.

Wireless networking is expected to be the basis for many applications such as voice communications, home audio/visual entertainment, and other networking areas where the ARM® processor performance, flexibility, and industry-leading support will assist Atheros in achieving rapid time-to-market. Atheros will take advantage of licensing the world’s most popular 32-bit architecture in its next-generation systems where 802.11 wireless technologies will play an important role.

“With the 802.11 wireless sector expected to continue growing rapidly over the next few years, it is the strength of our technology that will help us capitalize on this opportunity,” said Colin Macnab, Vice President of Marketing and Business Development, Atheros Communications. “ARM microprocessor cores offer us a strong and highly competitive road map to enable Atheros to maintain our market-leading position.”

ARM has a proven architecture supported by a wide range of integration tools and extensive history of successfully working with chip vendors to accelerate designs and products to market. ARM leads the 32-bit CPU market, and Atheros will work to leverage this leadership into existing and new 801.11 technology-based applications.

“The 802.11 wireless market is one of many high-growth sectors that we are targeting,” said Mike Inglis, EVP Marketing, ARM. “We are offering OEMs in this sector a commitment to help meet the increasing need for reduced cost and size, and power-efficient products. This partnership with Atheros will enable them to deliver industry-leading products to the wireless networking market and we look forward to developing our relationship further.”

The ARM 926EJ-S macrocell features a 32-bit RISC CPU with ARM Jazelle Java bytecode acceleration embedded within the core. The ARM946E-S core includes an ARM9E-S™ CPU with flexible instruction caches, data caches and TCM (tightly coupled memory) interfaces. The size of these caches is reconfigurable, as are the memories of the instruction and data TCM, which means that hardware can be tailored to an embedded application. Both cores implement the ARMv5TEJ instruction set, which includes 16-bit fixed point DSP instructions to enhance the performance of many signal processing algorithms.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About Atheros Communications, Inc.

Atheros Communications is a leading developer of semiconductor system solutions for wireless communications products. Atheros combines its wireless systems expertise with high-performance radio frequency, mixed signal and digital semiconductor design skills to provide highly integrated chipsets that are manufacturable on low-cost, standard complementary metal-oxide semiconductor (CMOS) processes. Atheros technology is being used by a broad base of leading customers, including personal computer and networking equipment manufacturers. For more information, visit www.atheros.com or send email to info@atheros.com.

Contact:

ARM PRESS OFFICE:		+ 44 (0) 208 996 4141

Niall O’Malley	Text 100 Public Relations	+ 44 (0) 208 996 4143

Michelle Spencer	ARM	+ 44 (0) 162 842 7780

ATHEROS PRESS OFFICE:

Greg Wood	A&R Partners	+ 1 650 762 8838

Cheryl Patstone	Atheros Communications	+ 1 408 773 5344

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. ARM926EJ-S, ARM946E-S and ARM9E-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

FORWARD-LOOKING STATEMENTS:

Except for the historical information contained herein, the matters set forth in this press release, including but not limited to the license by Atheros of ARM’s processors and the partnership between Atheros and ARM; Atheros’ ability to develop products in a timely manner using ARM’s processors; the growth of the wireless sector, the features, performance, capabilities and benefits of Atheros’ products using ARM processors; and statements regarding Atheros’ future market position, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, including, but not limited to, the impact of competitive products and technological advances; manufacturing difficulties; difficulties in development of enhanced and new products; Atheros’ ability to market its products; whether products using the ARM processors will be developed and available to ship in a timely manner, whether the market for wireless LAN technology continues to grow, and other risks detailed in Atheros’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 as filed with the SEC, and from time to time in Atheros’ SEC filings. These forward-looking statements speak only as of the date hereof. Atheros disclaims any obligation to update these forward-looking statements.

Item 3

Japan’s Toppan Printing Chooses ARM for Next Generation IC Card

World’s Second Largest Printing Company Uses ARM 32-bit SecurCore for High-Speed Cryptographic and Biometrics Processing

TOKYO, JAPAN and CAMBRIDGE, UK - July 7, 2004 - Toppan Printing Co., Ltd. the world’s second largest printing company, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that Toppan has developed an IC card with high-speed cryptographic processing capabilities using ARM® SecurCore™ microprocessors.

Toppan’s IC card is ideal for SIM cards for mobile phones, and fits with government and corporate ID cards where supporting biometric authentication is essential.The Toppan IC card takes full advantage of the 32-bit RISC ARM SecurCore processing power for number crunching operations such as encryption or biometrics match-on-card algorithms. The SecurCore processors include tamper-resistant technology to help prevent against unauthorized intrusion and physical tampering at the hardware and software levels.

“Toppan is using ARM’s market-leading technology to offer a fast and secure IC card to the high-end security market,” said Tomo Togawa, General Manager, IC Business Division of IC R&D Dept., at Toppan Printing Co., Ltd. “We believe our card offers all the features that customers-whether they are governments or corporations-require to protect their highly valued assets.”

While most IC cards to date have used 8- and 16-bit microcomputer solutions, demand is increasing for cards that efficiently support more complex transactions with greater security to protect an ever increasing amount of data. This is making 32-bit IC cards that can encrypt, create signatures, perform biometrics algorithms, and support the Java Card platform -- quickly and securely with minimal power consumption -- essential.

“Toppan’s IC Card, which is the first smart card developed in Japan that integrates SecurCore technology, is an excellent example of how ARM is expanding its presence in the rapidly growing smart card market,” said Hiroyuki Uchimura, managing director, ARM K.K. “ARM is committed to developing secure processing solutions, from our TrustZone technology to our SecurCore microprocessors, which enable our Partners to address a full range of security issues for their applications.”

Key Features of Toppan’s ARM Powered High-Speed Encryption IC Card
  Powerful 32-bit ARM processor, combined with cryptographic capabilities, generates ultra-high transaction speeds
  Secure ARM architecture includes anti-tampering features, optimized to prevent external attacks
  First IC card to support all expanded hash versions (SHA-128/384/512)
  Industry-proven, 16-bit Thumb® code enables minimum power consumption at time of execution, as less memory is required
  High-performance Java hardware accelerator makes the card significantly faster than cards using software only JVM (Java Machine)

About Toppan Printing Co.
Toppan Printing Co. Ltd. is the second largest printing company in the world. With sales of over 12 billion dollars, Toppan Printing is ranked in the Fortune International 500. Along with printing technology, Toppan has expanded its reach into various markets, including: securities and smart cards, commercial printing, publication printing, packaging, industrial materials, electronics, and e-business.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. ARM SecurCore is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Contact Details
Masahiro Kawatani
Toppan Printing Co. Public Relations
Tel. +81-(0)3-3835-5636
kouhou@toppan.co.jp

Michelle Spencer
ARM Corporate Communications
+44 1628 427780
michelle.spencer@arm.com

Item 4

ARM CONTINUES EXPANSION INTO CHINA WITH ADDITION OF TWO
APPROVED TRAINING CENTERS

SHANGHAI, CHINA AND CAMBRIDGE, UK - July 13, 2004 - ARM [LSE: ARM, Nasdaq: ARMHY] today announced the expansion of the ARM® Approved Training Center (ATC) Program with the addition of two new centers located in China. The certification of Beijing Winsilicon Technology Co. and Shenzhen Embest Information & Technology Inc. as ARM Approved Training Centers (ATCs) will enable these organizations to serve as educational sites for engineers seeking to improve their proficiency in designing with ARM microprocessor cores.

“Each week, more than 100 Chinese engineers are being trained by ARM, our silicon Partners and third-party companies, and demand within the developer community for certified education in designing with ARM cores is still increasing,” said Jun Tan, President, ARM China, “Through the expansion of the Approved Training Center Program in China, we will meet this demand and continue to help local developers improve the quality of their designs and reduce the length of their design cycles.”

Chi Liu is CTO of newly certified company Shenzhen Embest Information & Technology Inc. “Over the past four years we have worked closely with ARM to ensure that local developers are able to maximize the performance and efficiency of their ARM technology-based solutions,” said Liu. “As an ARM Approved Training Center, we can now offer our customers a deeper level of support and help them maintain the competitive edge that accompanies solid knowledge of industry standard technologies.”

Shenzhen Embest Information & Technology Inc. is an international embedded software development tools company that develops integrated environments, debuggers, simulators, emulators and evaluation boards for the ARM architecture microcontroller families. These embedded development tools for the ARM architecture support every level of developer, from professionals to students.

Also joining the program this month is Beijing Winsilicon. Local designers require education that will enable them to survive in the highly competitive world of embedded systems,” said Johnson Lee, general manager. “Partnering with ARM makes it possible for us to offer high-quality certified training. This ensures that our customers are able to get their designs completed as efficiently as possible and reduce the time to market for their products.”

Founded in 2001, Beijing Winsilicon provides a host of products and services for developers working with ARM core-based systems. Serving China’s growing high-tech sector, the company offers customers development tools and evaluation boards, as well as educational products.

About the ARM Approved Training Center Program
As part of the ARM Connected Community, the ATC Program has been established to satisfy the growing demand for training in ARM technology among ARM semiconductor Partners, OEMs and design centers worldwide. Through the program, ARM recruits and works with a network of approved Partners who are trained, qualified, and equipped with ARM materials and software tools. This enables ATC Partners to provide high-quality, certified training to their own markets and regions.

ARM ATC Program Partners must go through a strict qualification process to become approved. This includes an assessment of their success in the marketplace, intensive training for their teaching staff, and a facilities audit. All ATC Partners are continually monitored to ensure that the quality of training remains high.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

MEDIA CONTACT TBD

Item 5

ARM AND TRUSTED LOGIC DEVELOP TRUSTZONE-OPTIMIZED
SOFTWARE TO INCREASE SECURITY FOR MOBILE INDUSTRY

New software will increase electronic transaction security on ARM Powered mobile phones, set-top boxes and other consumer devices

CAMBRIDGE, UK AND SOPHIA ANTIPOLIS, FRANCE - July 14, 2004 - ARM [(LSE:ARM); (Nasdaq:ARMHY)] and Trusted Logic today announced an agreement to develop ARM® TrustZone technology-optimized security software. This software will provide consumers with a more secure environment for electronic transactions such as mobile banking, e-commerce and digital rights management using ARM Powered® mobile phones, payment terminals, set-top boxes and other consumer devices.

This new security software coupled with the ARM TrustZone technology will also protect against common hardware attacks and frauds such as mobile phone security codes being overwritten. If these codes are overwritten it means operators lose revenue and ultimately increases the cost to mobile phone users.

“Security is the mobile industry’s next frontier. Making products such as mobile handsets more secure is a pre-requisite to launching a widescale service platform to the user community at large, said Dominique Bolignano, president and CEO, Trusted Logic. By concentrating security functions into a single, specialized software component, our TrustZone technology-optimized solution will provide operators and handset vendors with portable, interoperable and certifiable security.”

The new software will complement the TrustZone microprocessor technology, offering a secure environment and a common framework for less fragmented secure software development. Common security building blocks and a consistent framework across a number of platforms and applications reduce the OEMs time-to-market, development and integration costs when embedding security into devices.

“The addition of this TrustZone technology-optimized software to our current microprocessor offerings, means that we can offer OEMs a suite of flexible security options that protects device integrity and personal information giving consumers and manufacturers peace of mind, said Mary Inglis, director, OS & Alliances, ARM. We are launching this new solution on the back of great take-up of the ARM architecture for security-sensitive applications such as 32-bit smart cards, where we have shipped more than 15 million units; and point-of-sale terminals, where we are the leading microprocessor solution.”

Through this agreement, ARM will also offer Trusted Logic’s current Security Module, which is compatible with all ARM cores and provides a smooth upgrade path to TrustZone technology-enabled cores. This will enable ARM Partners to implement a more secure software framework across their current ARM core-based solutions.

Third Party Comments
“With new devices on the market designed to support playback of protected audio/video content, having a security infrastructure across multiple open operating environments is critical to reducing time to market for device manufacturers, said Erin Cullen, lead product manager in the Windows Digital Media Division at Microsoft Corp. TrustZone’s support for the Windows Media DRM 10 platform in their hardware and new technology-optimized software is a positive step toward this goal.”

“TI was the first in the industry to include hardware security features in the latest generation of GSM/GPRS chipsets and continues to lead in addressing the need for a trusted computing environment in portable wireless devices, said Paul Werp, marketing director for TI’s Cellular Systems. Securing handsets becomes especially critical as new applications emerge. ARM TrustZone technology complements TI’s wireless system solutions technology to support wireless network protection from malicious attack and to help secure e-commerce transactions, downloadable applications, games and media content.”

“Orange Research & Innovation welcomes this partnership between ARM and Trusted Logic. Thanks to this opportunity, operators could take advantage of the best of ARM TrustZone technology and Trusted Logic security software in order to develop attractive services requiring more security and interoperability,” said Laurent Coureau, SIM & Security Program Manager, Orange Research & Innovation.

“Providing a common security infrastructure across multiple platforms is key to the deployment of exciting new services to customers. TrustZone provides a major step toward this future,” said Simon Watt, senior director of technology, Universal Music International.

Pricing and Availability
The new TrustZone technology-optimized software will be available in Q1 2005; Trusted Logic’s Security Module will be available in Q3 2004. Both products are available for licensing exclusively from ARM now.

About Trusted Logic
Since 1999, Trusted Logic has brought secure open technology based solutions to the embedded systems industry. Corner stone of its product offering, Trusted Logic provides Trusted Foundations, complete solutions with first class security for both smart cards and trusted devices including open technology platforms, accompanying tools and security services. Thanks to its innovation strategy, Trusted Logic has been providing several “firsts” in the industry (first on-card verifier, first on-card debugger, etc.). For more information about Trusted Logic, visit http://www.trusted-logic.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM and ARM Powered are registered trademarks of ARM Limited. TrustZone is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. ARM is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Editorial Contacts

Niall O Malley Text 100 +44 208 996 4143 niall.omalley@text100.co.uk

Item 6

HUAWEI TECHNOLOGIES TO LAUNCH ARM POWERED
WIRELESS PRODUCTS

ARM microprocessor cores will power new wireless products, helping HuaWei to drive business growth in dynamic new markets

SHENZHEN, CHINA AND CAMBRIDGE, UK– July 19, 2004 – HuaWei Technologies and ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced a major licensing agreement for ARM7™ and ARM9™ family microprocessors. HuaWei, a fast-growing networking and wireless solutions provider, will launch a range of new wireless products based on the ARM® architecture in 2006. The company’s existing strength in mobility ideally positions it to target the WCDMA wireless market with the ARM Powered® solutions.

Speed of product development, containing costs and managing risks were key factors in HuaWei’s decision for a partner and processor architecture that would help it succeed in this highly competitive market.

“Simply put, we must innovate to stay competitive. Entering the wireless market will have a great impact on our business, so it was critical to select an architecture on which we could rely,” said He Tingbo, vice president of Research & Development, HuaWei Technologies. “We have to move fast and be flexible in order to keep abreast of changing consumer demands. ARM’s extensive Partner network and expertise in creating digital solutions for consumers on the move provides the balance we need.”

HuaWei has licensed the ARM7TDMI® microprocessor core and the ARM926EJ™ Prime Starter Kit – which includes the ARM926EJ microprocessor core, the ARM926EJ PrimeXsys® Platform and the Embedded Trace Macrocell™ module. The ARM926EJ Prime Starter Kit provides HuaWei with methodology and hardware for verification and system integration – and a platform for accelerating new designs to market.

HuaWei will also leverage the ARM Connected Community, including ARM Foundry Program Partners, for third-party development tools and support for technologies. This also means members of the ARM Partner network in China will have even greater access to design their own system-on-chip products, supporting the advancement of the electronics industry in China.

“This strategic agreement underlines ARM’s experience and knowledge in China. HuaWei is an exciting company to be aligned with, especially at this time and at this point in its evolution,” said Jun Tan, president of ARM China. “The ARM architecture is a proven foundation on which HuaWei can create products to enable consumers to access meaningful digital content whether at home, work or at play.”

About HuaWei Technologies
Huawei Technologies Co., Ltd. Incorporated in 1988 and headquartered in Shenzhen, China, Huawei Technologies specializes in the R&D, production and marketing of telecoms equipment, providing customized network solutions in fixed, mobile, optical and data communications networks. Huawei is now a key player in China’s telecom market and is quickly becoming an active participant in the global telecom market. Huawei focuses on such areas as WCDMA, CDMA2000, NGN, xDSL and data communications. Currently Huawei has 22,000 employees and sales in 2003 reached 3.83 billion US dollars. More information on Huawei is available at http://www.huawei.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM, ARM7TDMI, ARM Powered and PrimeXsys are registered trademarks of ARM Limited. ARM7, ARM9 ARM926EJand Embedded Trace Macrocell are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

###

Item 7

ARM LICENSES ARM11 FAMILY CORES TO MATSUSHITA ELECTRIC

ARM security and energy management technology accelerate Matsushita’s advanced high-performance wireless and consumer electronics products

CAMBRIDGE, UK AND TOKYO, JAPAN – July 26, 2004 – ARM [(LSE: ARM) (Nasdaq: ARMHY)] today announced that it has licensed the ARM1176JZF-S™ processor and the ARM1136JF-S™ processor to Matsushita Electric Industrial Co., Ltd. for use in next-generation mobile application processors and digital consumer products such as digital AV devices.

These cores, in addition to the previously-licensed ARM7™ and ARM9™ family cores, will expand Matsushita’s portfolio of ARM® core-based, advanced digital products and will enable them to meet their customer needs. Matsushita is the first public licensee of the ARM1176JZF-S processor core in Japan and will develop high-performance, feature-rich, system-on-chip (SoC) products.

The ARM1176JZF-S core is designed for use in consumer electronics and wireless products. It features ARM TrustZone™ technology to ensure a secure computing environment suitable to protect user secrets, device integrity and electronic transactions. The ARM1176JZF-S core also includes an integrated floating-point coprocessor, making it ideal for embedded 3D-graphics applications. The core also supports ARM Intelligent Energy Manager (IEM) technology, which reduces processor energy consumption by up to 25 percent.

The award-winning ARM1136JF-S core is designed for network infrastructure, and for consumer and automotive entertainment applications such as digital TV and navigation. The core features the ARMv6 instruction set with media extensions, ARM Jazelle® technology, ARM Thumb® code compression, and optional floating-point coprocessor.

“The ARM11 family is feature-rich and highly efficient in power consumption,” said Yoshifumi Okamoto, director of System LSI Technology Development Center at Matsushita’s Semiconductor Company. “They will further support more rapid development of innovative Panasonic digital products to satisfy our customers worldwide.”

“Matsushita is the first public licensee of the ARM1176JZF-S core in Japan,” said Takio Ishikawa, president ARM K.K. “This also shows they have confidence in ARM and our ability to support the high performance and unique security features required in the wireless and consumer electronics markets. ARM continues to deliver innovative technology to meet the requirements from these key markets.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, Thumb, and Jazelle are registered trademarks of ARM Limited. ARM7, ARM9, ARM11, ARM1136JF-S, ARM1176JZF-S and TrustZone are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Belgium N.V.

Item 8

KAWASAKI MICROELECTRONICS STRENGTHENS ARM
RELATIONSHIP WITH ARM9 TECHNOLOGY

Leading Provider of ASICs to develop next-generation ARM Powered® products for imaging and networking applications

TOKYO, JAPAN AND CAMBRIDGE, UK - July 27, 2004 - Kawasaki Microelectronics, Inc. (KME), a leader in advanced, affordable ASICs, and ARM ([LSE: ARM; Nasdaq: ARMHY]), today announced KME has licensed two ARM9™ family microprocessors and the ETM9™ embedded trace macrocell. This new licensing agreement will significantly expand KME’s portfolio of ARM® technology-based solutions.

KME will use the ARM946E™ processor, the ARM922T™ processor and the ETM9 macrocell to develop system-on-chip (SoC) solutions for a range of imaging and networking products-such as still/movie image processing, printers and VoIP-as well as the company’s industry-leading microcontrollers. By upgrading from the ARM7TDMI® processor, which it licensed in 2001, KME will leverage its investment in the ARM architecture while satisfying its customers’ needs for increased performance at low unit cost.

“Through our relationship with ARM, we have built a solid business foundation in the digital consumer market,” said Kyoichi Kissei, executive VP, Sales, Marketing & Logistics, Kawasaki Microelectronics, Inc. “By licensing the ARM9 family and taking full advantage of design resources from the past, we will be able to address high-end products within a shorter time-to-market, for our customers. Moving forward, we will seek opportunities in markets which demand large scale, high speed processing, such as network products.”

“KME has anticipated its networking and imaging customers’ needs for a high-performance, cost-effective and flexible microprocessor solution and has made an investment in the ARM9 processor family,” said Bruce Beckloff, director of segment marketing, ARM. "We will continue to support Kawasaki Microelectronics as an industry leader in ASIC solutions.”

Kawasaki Microelectronics expects that semiconductors containing ARM9 family cores will be available in the second quarter of 2005.

About Kawasaki Microelectronics
K-Micro is the leader in advanced yet affordable ASIC semiconductor technology solutions. The company’s innovative core technologies and world-class design support are used in the consumer electronics, computer, office-automation, networking, wireless, and electronic-storage markets. The company is an active participant in industry standards organizations, including the Wi-Fi Alliance, Network Processing Forum (NPF), Optical Internetworking Forum (OIF), PCI Special Interest Group (PCI-SIG), USB Implementers Forum, MPEG-4 Industry Forum (MPEG4IF), Mobile Computing Promotion Consortium (MCPC), the Digital Display Working Group (DDWG), SD Card Association (SDA) and OCP International Partnership (OCP-IP). K-Micro has design centers in Boston, San Jose, Taipei, and Tokyo. For more information, contact the company at 408-570-0555, or visit its English-language web site at http://www.k-micro.us/, its Japanese-language web site at http://www.k-micro.com/, or e-mail to info@k-micro.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered and ARM7TDMI are registered trademarks of ARM Limited. ARM9, ARM946E, ARM922T, and ETM9 are trademarks of ARM Limited. All other product and company names, trademarks and registered trademarks are the property of their respective companies. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Contact Details Johanna Drake Text 100 Public Relations 020 8996 4146 johanna.drake@text100.co.uk

Hideki Yoneda Executive VP Business Development Kawasaki Microelectronics America, Inc 408-570-0555 http://www.k-micro.us/